                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JUNE, 2002

                        GULF INDONESIA RESOURCES LIMITED
             (Exact name of Registrant as specified in its charter)
                         COMMISSION FILE NUMBER 1-14698

                              NEW BRUNSWICK, CANADA
         (State or other jurisdiction of incorporation or organization)

              20th-24th Floor, Wisma 46 - Kota BNI, Jalan Jenderal
                  Sudirman Kavling 1, Jakarta, Indonesia 10220
                    (Address of principal executive offices)

       Registrant's telephone number, include area code: (62-21) 574-2120

                  Indicate by check mark whether the Registrant
               files or will file annual reports under cover Form
                                20-F or Form 40-F

                         Form 20-F [ ]   Form 40-F [X]

   Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GULF INDONESIA RESOURCES LIMITED
                                       (Registrant)



                                       By: /s/ Paul C. Warwick
                                           -----------------------------------
                                           Paul C. Warwick
                                           President and Chief Executive Officer

                                       Date: June 11, 2002
                                       Total number of sequential pages - 4
                                       Exhibit Index appears on page 2

                                  COMPANY NAME
                           FORM 6-K FOR JUNE 11, 2002



1.       Exhibit Index

         Material Change Report                                            p. 3








Form 6-K                                                             Page 2 of 4

                        GULF INDONESIA RESOURCES LIMITED

                             MATERIAL CHANGE REPORT

                 Section 146(1) of the Securities Act (Alberta)
             Section 85(1) of the Securities Act (British Columbia)
                  Section 75(2) of the Securities Act (Ontario)

1.  REPORTING ISSUER

    Gulf Indonesia Resources Limited
    21st Floor, Wisma 46, Kota BNI
    Jalan Jendera1 Sudirman
    Kavling 1
    Jakarta, Indonesia   10220

2.  DATE OF MATERIAL CHANGE

    May 28, 2002

3.  PRESS RELEASE

    On May 28, 2002, Gulf Indonesia Resources Limited ("Gulf Indonesia") and Conoco Canada Resources Limited ("Conoco Canada"), a wholly owned subsidiary of Conoco Inc., issued a joint press release disclosing the nature and substance of the material change.

4.  SUMMARY OF MATERIAL CHANGE

    Gulf Indonesia announced that a special committee of the board of directors of Gulf Indonesia will recommend, subject to execution of definitive documentation, that the full board of directors of Gulf Indonesia approve a proposal by Conoco Canada to acquire all of the issued and outstanding common shares of Gulf Indonesia not owned by Conoco Canada or its affiliates (the "Gulf Indonesia Shares"), including all Gulf Indonesia Shares which may become outstanding on the exercise of options to purchase Gulf Indonesia Shares, at a price of US $13.25 per share.

5.  FULL DESCRIPTION OF MATERIAL CHANGE

    Gulf Indonesia announced that a special committee of the board of directors of Gulf Indonesia will recommend, subject to execution of definitive documentation, that the full Board of Directors of Gulf Indonesia approve a proposal by Conoco Canada to acquire all of the issued and outstanding Gulf Indonesia Shares not owned by Conoco Canada or its affiliates, including all Gulf Indonesia Shares which may become outstanding on the exercise of options to purchase Gulf Indonesia Shares, at a price of US $13.25 per share.

    Conoco Canada currently owns approximately 72 percent of the outstanding Gulf Indonesia Shares.

    The special committee, comprised solely of independent directors of Gulf Indonesia (being Robert H. Allen, John R. Sanders and Dr. Ir. Kuntoro Mangkusubroto), based its recommendation on a number of factors, including the oral opinion of the special committee's financial advisors,



Form 6-K                                                             Page 3 of 4

    RBC Capital Markets, that the US $13.25 per share price is fair, from a financial point of view, to shareholders of Gulf Indonesia (other than Conoco Canada and its affiliates). The special committee's recommendation follows negotiations between Conoco, Conoco Canada, the special committee and their respective financial and legal advisors in respect of a proposal made by Conoco Canada on May 24, 2002. The special committee was formed on April 1, 2002 by the board of directors of Gulf Indonesia to take such steps as it considered necessary to be in a position to receive, consider and make a recommendation regarding any proposal that may be made by Conoco Canada.

    Conoco Canada's proposal is subject to, among other things, approval by the board of directors of Gulf Indonesia and the execution of definitive documentation. The tender offer will be subject to customary terms and conditions, including the tender of a majority of the minority of Gulf Indonesia Shares. The recommendation of the special committee will be considered at a meeting of the board of directors of Gulf Indonesia to be held on June 7, 2002. The board of directors of Gulf Indonesia is comprised of 11 directors, seven of whom are affiliated with Conoco or Conoco Canada.

6.  RELIANCE ON CONFIDENTIAL FILING PROVISIONS

    Not applicable.

7.  OMITTED INFORMATION

    No material information has been omitted from this report.

8.  SENIOR OFFICERS

    For further information, please contact Paul C. Warwick, President and Chief Executive Officer at (62-21) 574-2101.

9.  STATEMENT OF SENIOR OFFICER

    The foregoing accurately discloses the material change referred to herein.

    DATED at Jakarta, Indonesia this 7th day of June, 2002.


                              GULF INDONESIA RESOURCES LIMITED


                              Per:  (signed) Paul C. Warwick
                                    -------------------------------------
                                    Paul C. Warwick
                                    President and Chief Executive Officer





Form 6-K                                                             Page 4 of 4